FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2004
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

M E D I A   R E L E A S E
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Dir +27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
North America
Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293
South Africa’s High Court rules that Harmony’s
bid for Gold Fields ended December 2004
Johannesburg, 20 May 2005:
Gold Fields Limited (GFI: JSE and
NYSE) (“Gold Fields”) is pleased to announce that the High Court of South Africa today ruled that:
· Harmony’s offer lapsed on 18 December 2004;
· Gold Fields has not, subsequent to 18 December 2004, been subject to the provisions of the Code or any Code Rules affecting a target or an offeree company;
· the Harmony offer was not capable in law of being revised or reinstated
  after it lapsed on 18 December 2004 and that the Harmony offer was not capable in law of being revised or reinstated at the current time; and
· Harmony is precluded from making any further offer for the shares of
  Gold Fields for a period of 12 months from 18 December 2004.
Gold Fields’ application in the High Court against the South African Securities Regulation Panel (SRP) and Harmony Gold Mining Company Limited (Harmony) arose after Gold Fields withdrew from an appeal hearing before the Executive Committee of the SRP on 16 March 2005. At the hearing it emerged that the Executive Director of the SRP may have given a secret, ex parte ruling to Harmony regarding the extension of Harmony’s hostile bid early in December 2004. This ruling in effect sought to extend the 60-day period in which an offer must be declared unconditional as to acceptances, from late December 2004 until 31 January 2005.
Under South Africa’s Takeover Code, unless the SRP otherwise consents, an offer must become or be declared unconditional as to acceptances within 60 days of the initial posting of the offer document, failing which it will lapse.
Throughout the course of the hostile bid and in its submissions to the SRP, Gold Fields has maintained that Harmony's bid had lapsed on 18 December 2004, on the basis that the offer had not been declared unconditional as to acceptances within 60 days of the initial posting of Harmony's offer document which posting took place on approximately 20 October 2004.
In its High Court application, Gold Fields sought relief that included the setting aside of the secret ruling if the court found that a ruling had been given, which would have the effect that Harmony’s hostile bid had lapsed on the 18 December 2004 and is void and of no force.
The High Court also ordered that the SRP and Harmony pay the costs of the application.
-ends-
Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, G J Gerwel, N J Holland
†
(Chief
Financial Officer), J M McMahon
†
, G R Parker
‡
, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian,
†
British,
‡
American,
#
Ghanaian.
Corporate Secretary: C Farrel

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 18 November 2004
GOLD FIELDS LIMITED
By:
Name:      Mr W J Jacobsz
Title:         Senior Vice President: Investor
    Relations and Corporate Affairs